UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K of DryShips Inc. (the “Company”) is a press release dated March 18, 2011 issued by TMS Bulkers Ltd. that relates to the mv Oliva, a vessel that is owned by one of the Company’s subsidiaries.

Exhibit 1

Nightingale Island grounding

Athens, 18 March 2011

TMS Bulkers Ltd., managers of the MV OLIVA, a Panamax dry bulk carrier, reports that the vessel that ran aground on March 16th off the coast of Nightingale Island has broken in two between cargo holds number 6 and 7.

 Fuel oil is leaking from the bulk carrier, but for the moment it is not possible to estimate the quantity.

There were no injuries to the 22 crew members on board. The crew were safely evacuated from the vessel  by the fishing boat “EDINBURGH” which has been contracted to assist as required.

The Tsavliris chartered salvage tug Smit Amandla  has departed Cape Town and is expected to arrive at the site on Monday March 21 at 08:00. The salvage tug has both oil spill clean-up equipment (oil booms, absorbents and bird cleaning tools) and salvage equipment on board as well as a complete nine person salvage team, six of whom are divers.

 TMS Bulkers has activated its Emergency Response Plan and is cooperating with the local authorities to minimize the damage to the environment.

Nightingale Island is part of the “Tristan Da Cunha” group of islands in the South Atlantic Ocean.  At the time of the incident the vessel with a carrying capacity of 75,208 dwt was on its way from Santos, Brazil to China, loaded with 65,266 metric tons of Soya Beans.  The MV OLIVA was built in 2009 and flies the Maltese flag.

For further information please contact:

James Lawrence, In the Americas
Mobile: + 203 550 2621
Email: jlawrence@mtinetworkusa.com

Elise Croonen, in Greece
Mobile: +30 6976648628
Email: ecroonen@mtigreece.eu

John Wickham, in the UK
Mobile: +44 7795 807 052
Email: john.wickham@mtinetwork.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.

Dated: March 18, 2011	By: /s/George Economou
George Economou
Chief Executive Officer